UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 *)

ClearBridge Energy Midstream Opportunity Fund Inc.

(EMO)

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

18469P209

(CUSIP Number)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 18469P209
1	Names of Reporting Persons Sit Investment Associates, Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization State of Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 109,514
	6	Shared Voting Power 0
	7	Sole Dispositive Power 109,514
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 109,514
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 1.71%
12	Type of Reporting Person (See Instructions) IA

Item 1 (a)	Name of Issuer:

ClearBridge Energy Midstream Opportunity Fund Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

620 Eighth Avenue, 47th Floor

New York, NY 10018

Item 2 (a)	Name of Person Filing:

Sit Investment Associates, Inc.

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Sit Investment Associates, Inc.

80 South Eighth Street, Suite 3300

Minneapolis, MN 55402

Item 2 (c)	Citizenship:

Minnesota Corporation

Item 2 (d)	Title of Class of Securities:

Common Stock

Item 2 (e)	CUSIP Number:

18469P209

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[X] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4	Ownership

The information required by this Item 4 with respect to each Reporting Person is set forth in rows 5 through 9 and 11 of the cover pages to this Schedule 13G.

The ownership percentages reported are based on 6,393,646 shares of common stock outstanding as of June 30, 2024, as reported in the Issuer's Report on Form N-CSRS filed with the Securities Exchange Commission, and adjusted for 6,393,645 shares repurchased pursuant to a tender offer as described in the Issuer's press release dated July 8, 2024 available on the Issuer's website.

Sit Investment Associates, Inc. ("SIA") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. SIA provides investment management services to client accounts ("Accounts"). In its role as investment adviser SIA possesses voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SIA disclaims beneficial ownership of such securities.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes of effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sit Investment Associates, Inc.

Date:	August 14, 2024
Signature	/s/ Paul E. Rasmussen
Title:	Vice President